October 20, 2015

BY EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Johnny Gharib

Re:	Midatech Pharma PLC

Registration Statement on Form F-4 (File No. 333-206305)

Request for Acceleration of Effective Date

Dear Mr. Gharib:

Pursuant to Rule 461 of the General Rules and Regulations under the Act of 1933, as amended, Midatech Pharma PLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form F-4 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 3:30 p.m., Eastern Time, on October 22, 2015, or as soon as practicable thereafter. The Company also requests the Commission to confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours, MIDATECH PHARMA PLC

By:	/s/ Nicholas Robbins-Cherry
Name: Title:	Nicholas Robbins-Cherry Finance Director